

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 14, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Josh Hirsberg
Chief Financial Officer
Boyd Gaming Corporation
3883 Howard Hughes Parkway, Ninth Floor
Las Vegas NV 89169

> **Re:** **Boyd Gaming Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 001-12882**

Dear Mr. Hirsberg:

We have reviewed your response dated April 28, 2008 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Note 18. Segment Information, page 94

1. SFAS 131 requires disclosure of the information specified in paragraph 25 of that pronouncement. Under SFAS 131, a company may determine segment profitability on a basis that differs from consolidated operating profit as defined by GAAP. We would not consider such a measure to be a "non-GAAP financial measure" under Regulation G and Item 10(e) of Regulation S-X because such "non-GAAP financial measures" do not include financial measures that are required to be disclosed by GAAP. Please revise Footnote (1) on page 96 to specifically address how you determine segment profitability under SFAS 131. Your footnote appears to have been prepared to comply with the requirements of Sections (C) and (D) of Item 10(e) (i) of Regulation S-K. Such a footnote would be suitable to accompany a presentation of true "non-GAAP financial measures." However, it is not appropriate for purposes of your segment footnote disclosures. Further, the revised Footnote (1) disclosure should not refer to the use of this profitability measure for the company as a whole. We invite your attention to Answer 18 of the June 13, 2003 FAQ regarding the use of non-GAAP financial measures for guidance.

2. SFAS 131 requires that segment profit or loss be reconciled to consolidated income for the company in accordance with paragraph 32(b). Within this context, we do not consider the presentation of the measure of "consolidated" segment profit or loss to be a non-GAAP financial measure, as discussed in Answer 21 of the above referenced FAQ. However, as explained in paragraph 11 of SFAS 131, your "corporate expense" does not appear to constitute an operating segment. Accordingly, please present this balance below your measure of "consolidated" segment profit or loss. In addition, please do not adjust it to exclude share-based compensation expense as the resulting balance is a non-GAAP financial measure and is not a required disclosure under SFAS 131. Refer to SAB Topics 14 (F) and (G) for guidance. Alternatively, please provide us with detailed support for your conclusion that corporate expense constitutes an operating segment. We may have further comment upon review of your response.

3. Based upon our review of the format and content of Exhibit A of your response as well as the descriptive disclosures in Note 12 of your financial statement footnotes, Danai Jai-Alai does not appear to constitute a segment under paragraphs 10 and 11 of SFAS 131. If our understanding is correct, please reclassify this activity to an "all other" category, and present this category as a separate line item within your reconciliation pursuant to paragraph 21 of SFAS 131. Alternatively, if Danai does constitute a segment, it should not be aggregated within the Midwest and South Region as it does not appear to meet the aggregation criteria set forth in paragraph 17 of that statement. Its inclusion in that reportable segment also appears to be

precluded by Answer 20 of the above referenced FAQ. Further, Vacation Hawaii does not appear to meet the criteria for aggregation for similar reasons. Accordingly, please exclude it from the "Downtown Region" for purposes of this footnote. Alternatively, please explain how our understanding is not correct.

4. As it appears that you do not allocate income taxes to the segments, please present a simple reconciliation of "Total Segment EBITDA" to the company's consolidated income from continuing operations before provision for income taxes and cumulative effect of a change in accounting principle, as contemplated by paragraphs 32(b) and 124 of SFAS 131. Your current presentation appears to represent an alternative income statement for the company which has been prepared on a non-GAAP basis. Such a presentation is not consistent with either the spirit of the SFAS or the intent of Answers 18 through 21 of the above referenced FAQ. Please revise as appropriate or advise.

5. Finally, your MD&A presentation should be revised as appropriate to address these concerns and to reflect any changes in your financial statement footnote presentation.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief